NMI Holdings, Inc.
2100 Powell Street, 12th Floor
Emeryville, CA. 94608

November 4, 2013

VIA EDGAR AND EMAIL
Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.W.
Washington, DC 20549

Re:	NMI Holdings, Inc.
Registration Statement on Form S-1
File No. 333-191635

Dear Mr. Riedler,
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NMI Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-191635) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 3:00 p.m., New York City time, on November 7, 2013 or as soon as possible thereafter.
In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David E. Shapiro at (212) 403-1314 or Alison Z. Preiss at (212) 403-1107 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,
By:    /s/ Glen S. Corso
Name:    Glen S. Corso
Title:     Executive Vice President, Chief Legal Officer

cc:     Wachtell, Lipton, Rosen & Katz
David E. Shapiro
Allison Zieske Preiss